

2018 GRANDPARENTS TODAY NATIONAL SURVEY

General Population Report

AARP Real Possibilities

https://doi.org/10.26419/res.00289.001

Table of Contents



Executive Summary

Grandparents represent a strong base with great spending power.

- Since 2001, the number of grandparents has grown by 24 percent (56 million to 70 million).[1] By age 65, almost all (96%) are grandparents. In 2030, one in every five residents will be age 65[2] — increasing the number of grandparents even more.
- The youngest grandparents are about 38 years of age, with the average age at first grandchild being 50 (an increase of two years since 2011).
- Most grandparents have, on average, four to five grandchildren, and, by 2030, more than 70 percent of the U.S. 8-year-olds will have a living great-grandparent.[3]
- Grandparents spend an average of $2,562 annually on their grandchildren, totaling $179 billion per year.

The fundamentals of the grandparenting role remain the same, with grandchildren upholding respect for their grandparents and grandparents sharing wisdom and guidance.

- Grandchildren continue to refer to their grandparents by the traditional names (70% use a form of “grandma”; 60% use a form of “grandpa”).
- Over half of grandparents consider themselves a source of wisdom and provide a moral compass on issues such as education, morals, and values.
- Grandparents take care of their grandchildren by babysitting, with one in ten living in the same household with their grandchildren, and 5 percent of those being the primary caregiver.
- Grandparents provide financially for their grandchildren, ranging from gifts to supporting their education and day-to-day costs.
- A majority of grandparents view their parenting style to be superior to parents of today. In fact, over half agree that spanking is an effective form of discipline, in comparison to 4 percent of parents who do it today.[4]

Executive Summary (cont.)

However, changes in attitudes, technology, and our world have resulted in definite shifts in how grandparents relate and engage with their grandchildren.

- While traditional names such as “grandma” and “grandpa” are still prevalent, one in twenty are being referred to by their first name.
- As a whole, grandparents are embracing multiculturalism. A third have grandchildren of a different race or ethnicity and fewer have identical race grandchildren.
- Nearly all grandparents say it is important that their different race/ethnicity grandchild knows about the heritage they share, and seven in ten make an effort to help their grandchildren learn about the heritage they do not share.
- Today’s grandparents are sex positive and accepting of grandchildren’s different sexualities, with a majority saying they would support an LGBT grandchild.

While distance and busy schedules are a challenge, grandparents are finding ways to spend time with and to connect with their grandchildren.

- Distance is the biggest barrier to seeing grandchildren. Over half of grandparents have at least one grandchild who lives more than 200 miles away, and about a third live more than 50 miles from their closest grandchild.
- Four in ten grandparents today are in the workforce. Their busy schedules as well as the schedules of their children and grandchildren are the second biggest barrier to spending time with their grandchildren.
- These challenges are being overcome with increased technological savviness, more in-person opportunities with grandchildren, and travel, with “skip gen” travel (travel without parents) being experienced by a third of grandparents.
- Grandparents also seek additional information about connecting with their grandchildren and staying relevant in their lives. Grandparents welcome online media sources for grandparenting information, although they also consult traditional media.

Executive Summary (cont.)

Grandkids are the elixir of life! The greater emotional support grandparents and grandchildren receive from one another, the better their psychological and physiological health.[5]

- Grandparents agree that having grandchildren has a positive impact on mental health.
- Grandchildren also make grandparents more sociable and more physically active.





GRANDPARENTS TODAY

Grandparents are a varied group and span many life stages

Grandparents span an age range of 60+ years.


~38
Youngest Grandparents
50
Average age of becoming a first-time grandparent
65
Most adults (96%) are grandparents by now
100+
Oldest

Grandparents, on average, have 4 to 5 grandchildren.


Number of grandkids
2.5
4.0
6.3
Generation X
Boomers
Silent Generation


70%

of 8-year-olds will have a **living great grandparent** by 2030. [6]

Base: Total grandparents (n=2,654); Q8: In what year were you born?
Q17: How old were you when your first grandchild was born?
Q18: How many grandchildren do you have?

Grandparents are growing in population size and enjoy spending money on their grandchildren

Population Growth of Grandparents[7]


70M
56M
2001
2014

Grandparents spend an average of

$2,562

on their grandchildren annually. In total, the projected annual spend by grandparents on their grandchildren is

$179 billion[8]

Base: Total spent mean (n=2,504);
Q31: In a given year, how much do you think you spend on your grandchild(ren)?



THE ROLE OF THE GRANDPARENT

Traditional names are still prevalent among grandparents today

70% of grandmothers are called some form of **"grandma"**



60% of grandfathers are called some form of **"grandpa"**



5% of grandparents are addressed by their **first name**



Base: Grandmothers (n=833), Grandfathers (n=506)
Q33: What do(es) your grandchild(ren) call you?

Grandparents are important!



81% of grandparents say they play an important role in their grandchildren's lives

Base: Total grandparents (n=2,654)

Q61: Overall, how important of a role do you think you play in your grandchild/children's lives? Would you say you play a very, somewhat, little, or not at all important role in the lives of your grandchildren ?

Grandparents consider themselves a source of wisdom and family history as well as a caregiver



Source of wisdom 52%
Roots (family heritage, culture, history) 49%
Valued elder 49%
Friend 44%
Storyteller 40%
Teacher 39%
Babysitter / daycare 38%
Mentor 35%
Conveyer of family legacy 33%



11% of grandparents live in the same household as their grandchild.

Of those, **5%** are primary caregivers.

Base: Total Answered (n=1,333) Q32: Below is a list of roles that grandparents may (or may not) play in grandchildren's lives. Please select all roles that you identify with, as a grandparent.
Base: Total (n=2,654) Q22: Do any of your grandchildren live in your household?
Base: grandparents living with grandchildren Q58: How many of the grandchildren living with you are you the primary caregiver – meaning you are either the legal guardian of the grandchild or solely responsible for the grandchildren's care?

Grandparents provide a moral compass, but are less comfortable discussing sexuality and politics



Confident
Ambivalent
Out of comfort zone
53%
49%
46%
43%
43%
40%
38%
38%
36%
36%
33%
33%
33%
33%
32%
32%
32%
30%
29%
27%
26%
24%
24%
23%
23%
23%
23%
16%
Morals or values
School, college / career plans
Food / nutrition
Movies / TV
Social etiquette and behavior
Household issues
Bullying / peer pressure
Overall health
News and current events
Sports
Drinking / alcohol use
Smoking cigarettes
Religion or spirituality
Career advice
Internet safety
Issues with their parent(s)
Managing finances & savings
Use of illegal drugs / Rx drugs
Racism / racial relations
Using social media
Mental health / wellbeing
Use of cannabis / marijuana
Stress
Dating / sex / sexuality
Gender equality / women's rights
Politics
Media education / literacy
Associations / organizations to join

Base: Total grandparents (n=2,654)
Q40: Which of the following topic areas are you comfortable giving advice or talking to your grandchild(ren) about …?

Although most grandparents do not consider themselves a financial supporter, the breadth of expenses they provide for grandchildren tells a different story


Gifts
86% (Average spend: $805)
Vacations
26% ($1,746)
School / college tuition
21% ($4,075)
Your grandchild(ren)'s day-to-day expenses (e.g. meals, groceries, etc.)
14% ($1,491)
A weekly / monthly / yearly allowance
8% ($1,086)
Your grandchild(ren)'s major expenses (e.g., rent, mortgage, medical costs, etc.)
5% ($4,033)
Other
5% ($1,273)


21%

consider themselves a **"financial supporter"** to their grandchildren


95%

believe it is important for their grandchildren to get a **higher education**

Base: Total grandparents (n=2,654); Q30: Which of the following, if any, do you spend your money on for your grandchild(ren)? Please select all that apply
Base: Total spent mean (n=2,504); Q31: In a given year, how much do you think you spend on your grandchild(ren)?
Base: Total Answered (n=1,333) Q32: Below is a list of roles that grandparents may (or may not) play in grandchildren's lives. Please select all roles that you identify with, as a grandparent.
Base: Total grandparents (n=2,654) Q45: Below is a list of modern parenting topics (you may OR may not be aware of). Please indicate how much you agree or disagree with each point?

|

Grandparents view their parenting as superior to today's parents and do not feel current parenting is as good as theirs


Disagree strongly
Disagree
Agree
Agree strongly
Not applicable
Parents today are too lax with their child(ren)
18%
50%
27%
3%
Spanking is an effective form of discipline
13%
29%
43%
11%
4%
Parents today are too overprotective of their child(ren)
10%
37%
37%
12%
4%
In general, parenting today is better than it was
27%
46%
20%
2%
Child discipline today is better than it was
35%
44%
13%
3%

4% of parents today spank their children[9]

Base: Total grandparents (n=2,654)

Q45: Below is a list of modern parenting topics (you may OR may not be aware of). Please indicate how much you agree or disagree with each point?



GRANDPARENT ROLE CULTURAL SHIFTS

Grandparents in multiracial families have strong connections with their own cultural roots and feel that it is important to have good relations with their grandchild's parents and other set of grandparents


34%
have grandchildren of mixed/different race or ethnicity

Of the grandparents who have grandchildren of mixed/different race or ethnicity,


59%
78%
68%
Have a strong connection with their own heritage or roots
Have a good relationship with their grandchild's parent who is a different race/ethnicity
Have a good relationship with their mixed-race grandchildren's other set of grandparents

Base: Total grandparents (n=2,654); Q50: Are any of your grandchildren…
Base: Grandparents whose grandchildren are of different race/ethnicity (n=641);
Q52: Multiracial: Please indicate how much you agree or disagree with the following statements;
Q51: How strong is your connection to your own cultural, racial or ethnic heritage or roots?

Nearly all grandparents say it is important that their mixed or different race grandchild knows about the heritage they share




90%

think it is important that their grandchildren know about the heritage they share


70%

make an effort to help their grandchildren who are a different race or ethnicity learn about their own heritage

Base: Grandparents whose grandchildren are of different race/ethnicity (n=641)
Q52: Multiracial: Please indicate how much you agree or disagree with the following statements.

Grandparents value teaching gender equality and raising girls to be strong, independent women



Disagree strongly
Disagree
Agree
Agree strongly
Not applicable
It is important to raise girls to be strong / independent women
46%
49%
2%
If my grandchild came out as LGBT, I would accept him / her regardless
46%
42%
4%
Boys and girls should be raised the same
8%
28%
43%
19%
2%
Gender is nonbinary
25%
29%
28%
9%
9%

Base: Total grandparents (n=2,654)

Q45: Below is a list of modern parenting topics (you may OR may not be aware of). Please indicate how much you agree or disagree with each point.



GRANDPARENTS CONNECTING

Distance is the biggest barrier to seeing grandchildren


68%
state that living too far away is a barrier to seeing grandchildren more often
52%
have a grandchild who lives 200 or more miles away
49%
say that long distance is a challenge they face as a grandparent
29%
live over 50 miles from the closest grandchild



Base: Grandparents who do not live with grandchildren; (Closest n=2,585; Furthest n=2,104); Q26: How close (in proximity) do you live to your grandchild(ren)?
Base: Grandparents who do not see grandchildren often enough (n=1659); Q29: Which of the following reasons prevent you from seeing your grandchild(ren) more often?
Base: Total grandparents (n=2,654); Q47: Which of the following challenges, as a grandparent, do you face?

Busy schedules are the second biggest barrier to seeing grandchildren


Still work full- or part-time
40%
Say either their schedule or their grandchild's prevents seeing them more often
31%
Feel they do not get enough one-on-one time with grandchildren
30%



Base: Grandparents who do not see grandchildren often enough (n=1659)
Q29: Which of the following reasons prevent you from seeing your grandchild(ren) more often?

While grandparents still use the telephone, with increased technological savviness they are overcoming barriers and connecting with grandchildren in different ways

40% of grandparents feel they are tech savvy. About a quarter of grandparents are using video chat and text often to communicate with grandchildren.



Rarely (Once a year or less)
Sometimes (Once every few months)
Often (Once every couple of weeks or more often)
Telephone
17%
30%
46%
Texting
35%
17%
28%
Video chat
53%
14%
24%
Email
45%
18%
16%
Facebook
53%
9%
18%
Mail
61%
19%
5%
47% like the idea of **group text messaging / chatting** with grandchildren
67% like the idea of **online video chatting** with grandchildren
42% like the idea of **social media** engagement with grandchildren

Base: Grandparents who do not live with grandchildren (n=2,585)
Q38: In general, how often do you communicate with your grandchildren using the following…?
Q45: Below is a list of new ideas…please indicate if you like or dislike each idea?

Grandparents are cultivating more in-person opportunities to connect with their grandchildren


Going out to eat 72%
Family celebration 68%
Watch TV or videos at home 55%
Go shopping 46%
Go on outings (e.g., movies, museums, sporting event, etc.) 44%
Trips / travel / vacation 40%
Attend a school event in which their grandchild was participating 37%
Cook or bake 35%
Physical activities 32%

Trips / travel / vacation


73%

of trips taken with grandchild(ren) are multigenerational trips


49%

of grandparents plan to take a multigenerational trip in the next year



Base: Total grandparents (n=2,654); Q34: Have you done any of the following activities with your grandchild(ren) in the past 12 months? Please select all that apply.

Base: Grandparents who have travelled with grandchildren in past 12 months (n=1,072); Q35: Have you taken a multigenerational trip in the past 12 months?

There is a lot of interest in skip-gen travel (grandparent–grandchild only trips)

61% are interested in traveling alone with their grandchild(ren)...



...and **32%** have taken their grandchild(ren) on a skip-gen trip.



Base: Total grandparents (n=2,654)

Q37: How likely, if at all, are you to take a multigenerational trip in the next 12 months? Q38: Have you ever paid for and taken a trip with your grandchildren without their parents (i.e., their mom and dad stay at home).

Q46: Below is a list of new ideas for grandparenting that you may OR may not have heard of. For each, please indicate if you like OR dislike each idea, by selecting the thumbs up for "like," thumbs sideways for "neutral," and thumbs down for "dislike."

Grandparents seek additional information about connecting with their grandchildren and staying relevant in their lives



Fun things to do with grandchildren of all ages
29%
The importance of grandparents to a child's well-being
20%
Keeping in touch long distance
20%
How to speak to grandchild(ren) about issues in their lives
20%
What the latest issues are that grandchild(ren) may be facing
20%
Gifts for grandchildren
18%
How to speak to grandchild(ren)'s parents about issues concerning grandchild
17%
How to connect with grandchild(ren)
17%
Information on the use of technology to keep in touch with grandchild(ren)
16%
Setting the right boundaries as a grandparent (with children, grandchild(ren))
15%

61% of grandparents want more information.

"I wish there was a grandparenting app! For different problems, I can read about problems and articles, how to be a grandparent."



Base: Total grandparents (n=2,654)

Q48: Which of the following topics would you like more information on as it relates to your role as a grandparent?

Grandparents welcome online media sources for grandparenting information, although they still use traditional media


Most preferred
Somewhat preferred
Least preferred
Internet 46%
Magazine 43%
Email 35%
Books 30%
Advice 27%
In-person 16%
Newsletter 15%
Social media 11%
Mobile app 5%
DVD 5%
Radio 5%
Podcast 4%

8-in-10 Gen X and Boomer grandparents prefer online channels.

Base: Grandparents who need any information (n=1,584)
Q49: What is your preferred method of receiving information (on grandparenting)? Select all that apply.



HEALTH IMPACT / OUTCOMES

Grandkids are the elixir of life! A majority of grandparents agree that relationships with grandchildren nourish their mental and social well-being.

Mental


89%
say their relationship with their grandchild(ren) is good for their mental well-being

> Just be a kid with the kid. Enjoy a moment with them. That's how I raised my kids and you do the same with the grandkids. Just act their age with them and get the enjoyment out of them that you can, and let them have fun with you.

> I like for him to go outside. I want him to run. So I always take him...-- let's go play outside. I want him to run. I want him to have a physical activity. That's important for me.

Emotional


67%
say their grandchild(ren) make them more sociable

Base (n=2,654)

Q67: Grandchildren impact on health: Please indicate how much you agree or disagree with the following statements.

As well as their physical well-being

Physical


66%
say their grandchild(ren) make them have a more active lifestyle


51%
say their relationship with their grandchild(ren) is good for alleviating health conditions

> “With my grandmother you wouldn't even ask. You wouldn't even ask her to have a catch with you or to go out for a pass or something. And now Grandma and Grandpa are hanging ... at Disney Land and having as much [fun]-- doing all the cool rides...and active stuff, and swimming, you can do everything. You can even do parasailing, jet skiing, you can do all that stuff. You're not sitting in a rocking chair.”

Base (n=2,654)

Q67: Grandchildren impact on health: Please indicate how much you agree or disagree with the following statements.



APPENDIX — SAMPLE PROFILE

Sample Profile

	Total Grandparents
Base	*n= 2,654*
Age	
Generation X (38 to 53 years old)	17
Boomers (54 to 72 years old)	50
Silent Generation (73 to 85+ years old)	33
Mean age	65.6
Gender	
Female	58
Male	42
Other	<0.5
Census Region	
Northeast	18
Midwest	22
South	37
West	23
Community	
Urban	31
Suburban	55
Rural	14
Marital Status	
Married / Living with partner	66
Widowed	14
Divorced / Separated	15
Single	4

	Total Grandparents
Base	*n= 2,654*
Income	
High (75k+)	44
Medium (40k–74,999k)	25
Low (<40k)	23
Race/Ethnicity	
White	68
Black / African American	14
Hispanic / Latino	10
Asian American	6
Education	
< High school	2
High school	15
Technical training	6
Some college	27
College	32
Graduate	20
Employment	
Retired / No longer working	48
Employed full-time	27
Employed part-time	9
Homemaker	6
Retired/Working elsewhere part-time	4
Unemployed, looking for work	2
Other	2
Retired / Working elsewhere full-time	1
Prefer not to answer	1
Student	<0.5

|

Detailed Profile of Grandparents

	Total
Base	*n= 2,654*
Birth Country	
USA	85
Latin America	7
East / Southeast Asia	3
Europe	2
Canada	1
South Asia	1
Prefer not to answer	1
Africa	<0.5
Middle East (excluding North Africa)	<0.5
Other	<0.5
Australia, New Zealand, and the Pacific	<0.5
Most common language spoken at home	
English	91
Spanish	6
Mandarin	1
Other	2
Prefer not to say	<0.5

	Total
Base	*n= 2,654*
Attend Religious Services	
Weekly or more often	31
A few times a month	13
A few times a year	18
Less often than once a year	32
Prefer not to answer	6
Volunteered in past 12 months	
Yes	46
No	54

|

Detailed Profile of Grandparents (cont'd)

	Total
Base	*n= 2,654*
Type of Grandchildren	
Grandchildren	94
Step-grandchildren	18
Great grandchildren	16
Adopted grandchildren	4
Mean number of grandchildren	4.5
Grandchildren's Gender	
Granddaughters	84
Mean number of granddaughters	2.3
Grandsons	81
Mean number of grandsons	2.2
Age of Grandchildren	
0–11months	15
1–4	45
5–9	47
10–12	35
13–17	38
18–34	39
35–44	6
45+	1
Children Raised*	
Mean number of children raised	3.0

*Children raised includes own children, grandchildren, other family members, children of your friends or within the community

	Total
Base	*n= 2,654*
Maternal/Paternal	
From my daughter(s)	35
From my son(s)	34
Both	31
Maternal / Paternal Grandchild Closeness	***n=822***
I am equally close to both / all	73
Daughter / granddaughter	21
Son / grandson	6
Why Closer Relationship	***n=223***
They live with me*	75
I see them more often	62
They live closer to me	51
I have a closer relationship with my son / daughter	38
Son / daughter is my biological child	12
My son's / daughter's children are younger	11
My son's / daughter's children are older	8
I don't get along with my son's / daughter's partner	8
Other	3

*Item only shown to those with children in the household



METHODOLOGY

Methodology: Quantitative Survey, n=2,654

Objectives: Explore modern grandparent topics / trends / issues to help fully understand the evolving role of grandparents today

Vendor: Research conducted by Hotspex Inc.

Methodology: Online survey via Research Now SSI Panel (targeting panelists ages 38 or older), supplemented with offline intercepts (among those ages 73 or older)

Qualifications: Ages 38 or older; have ≥1 grandchild (inclusive of step-grandchildren, adopted grandchildren and great grandchildren)

Sample: Research Now SSI Panel, **n=2,654**

Interviewing Dates: August 20 to September 4, 2018

Language of Interview: English, Spanish, and Mandarin (Chinese Simplified)

Weighting: The data are weighted according to demographics within general grandparents ages 38+

Questionnaire length: The survey was approximately **21** minutes in length online (**30** minutes offline / intercept)



This report focuses on general grandparents (ages 38+)

Methodology: Qualitative In-Depth Interviews (IDIs)

Objectives: To obtain in-depth and personal insight into grandparenting as it relates to various topics

Vendor: IDIs were conducted by Hotspex Inc.

Methodology: Ten 45-minute in-depth phone interviews (IDIs)

Qualifications: Grandparents between 43 and 76 years old who saw their grandchild(ren) at least twice a year

Interviewing Dates: July 26 and 27, 2018

Language of Interview: English

Footnotes

[1]Jayson, Sharon. More Grandparents Than Ever. New York Times, March 20, 2017.

[2]"Older People Projected to Outnumber Children for First Time in U.S. History." Washington, DC: US Census Bureau, March 13, 2018.

[3]Xu, Jiaquan et al. Mortality in the United States, 2015. NCHS Data Brief No. 267. Washington, DC: Centers for Disease Control and Prevention, December 2016.

[4]"Parenting in America: Outlook, worries, aspirations are strongly linked to financial situations." Washington, DC: Pew Research Center, December 17, 2015.

[5]https://www.livescience.com/38807-grandparents-grandchildren-protect-mental-health.html

[6]Xu, Jiaquan et al. Mortality in the United States, 2015. NCHS Data Brief No. 267. Washington, DC: Centers for Disease Control and Prevention, December 2016.

[7]Jayson, Sharon. More Grandparents Than Ever. New York Times, March 20, 2017.

[8]$2,562 x 70,000,000 grandparents.

[9]"Parenting in America: Outlook, worries, aspirations are strongly linked to financial situation." Washington, DC: Pew Research Center, December 17, 2015.

About AARP

AARP is a nonprofit, nonpartisan organization, with a membership of nearly 38 million that helps people turn their goals and dreams into 'Real Possibilities' by changing the way America defines aging. With staffed offices in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, AARP works to strengthen communities and promote the issues that matter most to families such as healthcare security, financial security and personal fulfillment. AARP also advocates for individuals in the marketplace by selecting products and services of high quality and value to carry the AARP name. As a trusted source for news and information, AARP produces the world's largest circulation magazine, AARP The Magazine and AARP Bulletin. AARP does not endorse candidates for public office or make contributions to political campaigns or candidates. To learn more, visit www.aarp.org or follow @aarp and our CEO @JoAnn_Jenkins on Twitter.

About Hotspex Inc.

Hotspex Inc. is a full-service market research company with 1 purpose: to help brands grow. Founded in 2000, Hotspex has conducted research in 34 countries around the world. Hotspex operates globally, with offices in Toronto, New York, and London. For more information, visit Hotspex's website at www.Hotspex.com.



AARP Real Possibilities

Patty David, pdavid@aarp.org

Brittne Nelson-Kakulla, bkakulla@aarp.org

This research was designed and executed by AARP Research